

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

David A. Campbell
Chief Financial Officer
Vistra Energy Corp.
6555 Sierra Drive
Irving, Texas 75039

>   **Re: Vistra Energy Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 28, 2020**
>   **File No. 001-38086**

Dear Mr. Campbell:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation